SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 1, to September 30, 2004

NICE-SYSTEMS LTD.
(Translation of Registrant’s Name into English)

8 Hapnina Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ☐  No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.’S (“NICE”) REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1.               Press Release: NICE is Recognized as the Clear Leader in the Quality Management Market Worldwide in Report by Leading Independent Analyst Firm Frost & Sullivan. Dated September 8, 2004

2.               Press Release: NICE Advanced Video Security Selected As a Standard Solution by One of the World’s Most Prestigious Financial Institutions. Dated September 14, 2004.

3.               Press Release: NICE’s Smart Video Solutions Boost Security of Statue of Liberty. Dated September 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

		By:	/s/ Daphna Kedmi
Name: Daphna Kedmi
Title: Corporate Vice President
General Counsel

Dated:	October 12, 2004

NICE is Recognized as the Clear Leader in the Quality Management Market Worldwide in Report by Leading Independent Analyst Firm Frost & Sullivan

Ra’anana, Israel, September 8, 2004 — NICE Systems (NASDAQ: NICE), the global provider of advanced solutions and consulting services that enable organizations to extract insight from interactions to drive performance, today announced that it has been singled out as the global quality monitoring industry leader with 34.7% of the market worldwide (products and services). NICE also leads the combined software and hardware market worldwide with 41.1%market share– twice as much as its closest competitor.

Frost & Sullivan’s World Agent Performance Optimization Market report shows that NICE also leads each major geographical region, with 34% in North America and 51% in EMEA. This follows the 54.4% total market share in APAC market share published earlier this year.

According to the report, this success was a result of both organic growth and the 2002 acquisition of TCS, as well as “a technologically strong and robust product line, a vision for the future, an established global distribution network and the strength of the Customer Experience Management concept.”

In addition, the report confirms the convergence of total recording and selective recording markets, and cites the benefits of choosing a single vendor with a combined offering. “We believe that the markets for full and selective recording have converged. From a quality monitoring perspective full or selective recording is not the question. The key is the benefits that can be accrued in terms of enhancing agent quality and optimizing call center performance. From the enterprise perspective, dealing with a single supplier for both full and selective recording is a benefit,” says Seema Lall, industry analyst, Frost & Sullivan.

“We are happy to see further recognition of our market leadership and reinforcement of our long-time strategy of providing fully integrated compliance/risk management and quality monitoring solutions,” said Zvi Baum, corporate vice president and general manager, product division, NICE Systems. “Frost & Sullivan’s report validates our view that the arbitrary difference between selective and total recording is disappearing as more enterprises worldwide realize the clear benefits and greater value in the integrated approach.”

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world’s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

In Australia only

Media

Vivian Cohen-Leisorek	Nice Systems Vivian.cohen@nice.com	972-9-7753142

Investors

Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

###

NICE Advanced Video Security Selected As a Standard Solution by One of the World’s Most Prestigious Financial Institutions

 A first contract valued at over $1M has already been awarded to NICE

Ra’anana, Israel, September 14, 2004 — NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it has been awarded a contract worth more than $1M for its digital video security solution by one of the largest financial institutions in the world. NICE was selected in part for its previous successful installations at these facilities as well as for its superior digital technology in surveillance systems and its proven capabilities in distributed sites. The new contract will be implemented by ISR Solutions of Chantilly, Virginia, by the end of 2004.

The NICE solution provides high video quality with advanced video analysis capabilities for enhanced monitoring of critical premises. The system also includes a centralized management software that can deal with the large amount of live and recorded data from thousands of cameras located in one site or across different locations.  All of these features are delivered at affordable total cost of ownership, maximizing the value derived from the information available and providing insight to decision-makers in these critical environments.

“Designing, installing and implementing an effective digital surveillance system of the magnitude needed by this financial enterprise is the kind of thing we do best,” said Joe Costa, President, ISR Solutions. “Combining the exceptional quality of NICE digital products with our own knowledge and experience provides the customer with a particularly effective and reliable wide scale solution, essential to all financial organizations.”

“We are delighted that our video solution has been selected by this prestigious customer,” said Doron Eidelman, corporate VP and president of NICE’s digital video security division. “This is another confirmation of the trend we are currently experiencing whereby financial institutions worldwide choose NICE based on our strong technological edge to answer the specific needs of distributed sites.”

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world’s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

In Australia only

About ISR Solutions

Founded in 1998, ISR Solutions, a privately held company based in Northern Virginia, is an electronic security systems integrator. ISR Solutions engineers, installs, operates, manages and maintains sophisticated security solutions that protect a company’s employees and assets. The company’s client list includes Fortune 1000 companies, government agencies and small businesses, including the General Services Administration, National Institutes of Health, Dell Computer, and Tampa International Airport.

Media

Sherry Satterwhite	NICE Systems Sherry.satterwhite@nice.com	201-964-2729

Vivian Cohen-Leisorek	Nice Systems Vivian.cohen@nice.com	972-9-7753142

Investors

Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

###

NICE’s Smart Video Solutions Boost Security of Statue of Liberty

Ra’anana, Israel, September 28, 2004 -  NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that its smart video solutions were chosen to secure the newly reopened Statue of Liberty.

The NICE solution delivers video recording and advanced analytics applications to the United States Park Police in charge of the security of the Statue of Liberty National Monument. With high video quality and resolution, IT-grade video networking and management, and an array of proven video analysis capabilities, NICE helps streamline security operations and protect the vast complex of the Statue of Liberty.

“Currently deployed at a large number of high-profile government facilities, NICE video solutions have become the preferred choice for government officials at both the operative and directive levels.  The continuing preference of NICE by this market is a testimony to our quality and reputation,” says Ian Ehrenberg, vice president and general manager of NICE’s digital video security division, US.  “We are honored to be part of this project to protect this national monument and its visitors.”

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world’s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

In Australia only

Media

Sherry Satterwhite	NICE Systems Sherry.satterwhite@nice.com	201-964-2729

Vivian Cohen-Leisorek	Nice Systems Vivian.cohen@nice.com	972-9-7753142

Investors

Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.